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                              April 16, 2024

       Sonalee Parekh
       Chief Financial Officer
       RingCentral, Inc.
       20 Davis Drive
       Belmont, CA 94002

                                                        Re: RingCentral, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-36089

       Dear Sonalee Parekh :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Non-GAAP Adjusted, Unlevered Free Cash Flow, page 71

   1. You disclose non-GAAP adjusted, unlevered free cash flow that adds back net cash paid for interest and
restructuring and other payments. You also state that this measure is useful information to
management and investors in understanding the strength of liquidity and available cash. Tell us
how you considered the guidance in Item 10(e)(1)(ii)(A) of
                                                        Regulation S-K which
prohibits excluding charges that will require cash settlement from a non-GAAP liquidity
measure.
       Notes to Consolidated Financial Statements
       Note 1. Description of Business and Summary of Significant Accounting Policies
       Asset Write-down Charges, page 89

   2. We note your disclosure indicating that asset write-down charges consist of write-offs whenever events or
changes in circumstances have occurred that could indicate the carrying amount of such
assets may not be recoverable. In future filings, please clarify your disclosure here
and on page 63 to explain how you determine the amount of any
 Sonalee Parekh
RingCentral, Inc.
April 16, 2024
Page 2
         impairment loss whenever these events or change in circumstances occur. Refer to ASC
         340-40-35-3.
Controls and Procedures
Management's Annual Report on Internal Controls Over Financial Reporting, page
113

3. Please revise to disclose management's conclusion on the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



FirstName LastNameSonalee Parekh                              Sincerely,
Comapany NameRingCentral, Inc.
                                                              Division of
Corporation Finance
April 16, 2024 Page 2                                         Office of
Technology
FirstName LastName